AsiaInfo-Linkage, Inc.

4th Floor, Zhongdian Information Tower, 6 Zhongguancun South Street

Haidian District, Beijing 100086

People’s Republic of China

November 13, 2013

Perry J. Hindin

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549-3628

Re:	AsiaInfo-Linkage, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed on October 30, 2013

File No. 1-15713

Schedule 13E-3, as amended

Filed on October 30, 2013

File No. 5-60757

Dear Mr. Hindin:

This letter is submitted on behalf of AsiaInfo-Linkage, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of the Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Revised Preliminary Proxy Statement on Schedule 14A, File No. 1-15713, filed on October 30, 2013 (the “Proxy Statement”), and Schedule 13E-3, as amended, File No. 5-60757, filed on October 30, 2013 (the “Schedule 13E-3”), as set forth in your letter to the Company dated November 7, 2013. In response to the Staff’s comments, the Company is also filing via EDGAR under separate cover Amendment No. 2 to the Proxy Statement (the “Amended Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3,” and together with the Amended Proxy Statement, the “Filings”). Please note that the Filings also include other updates to the Company’s disclosures and internal conforming changes. For reference purposes, the text of the comments contained in your letter have been reproduced herein (in bold), with the Company’s response below each such comment.

Preliminary Proxy Statement

Prospective Financial Information, page 74

1.	This section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures. Alternatively, please provide an analysis for why the Company believes such disclosure is not required.

Company Response: The Company respectfully advises the Staff that the non-GAAP financial measures contained in the Section entitled “Prospective Financial Information” were used by the special committee’s financial advisor in connection with the rendering of its fairness opinion and are referenced in the discussion of the basis for and methods of arriving at the findings in such fairness opinion pursuant to Item 1015(b) of Regulation M-A. The fact that the prospective financial information was prepared by the Company’s management and shared with the special committee’s financial advisor does not change the legal basis requiring such disclosure, which is Item 1015(b) of Regulation M-A. Rule 100(d) of Regulation G provides that Regulation G does not apply to non-GAAP financial measures “included in disclosure relating to a proposed business combination … if the disclosure is contained in a communication that is subject to” Item 1015 of Regulation M-A. Accordingly, the Company respectfully advises the Staff that it would rely upon Rule 100(d) of Regulation G in determining not to include any additional disclosure under Regulation G with respect to such prospective financial information.

In addition, the disclosure of such financial information provides the Company’s stockholders with the benefit of information obtained by the buyer group and used by the special committee’s financial advisor in connection with the rendering of its opinion. While Item 1015 of Regulation M-A does not specifically require disclosure of non-GAAP financial information provided to the buyer group, the Company believes that such information is exempted from Regulation G because the Proxy Statement is a communication subject to Item 1015 of Regulation M-A. The Company does not believe there should be a distinction for purposes of Regulation G whether this information is disclosed in the context of an opinion disclosed pursuant to Item 1015 of Regulation M-A, or is otherwise disclosed in a proxy statement that is plainly subject to Item 1015 of Regulation M-A, particularly when such information is the same. Furthermore, the purposes of the exemption in Rule 100(d) of Regulation G with respect to the disclosure contained in a communication subject to Item 1015 of Regulation M-A would not be served by application of Regulation G to the prospective financial information in the Proxy Statement. The prospective financial information was not prepared with a view toward public disclosure and was not and is not being used by the Company to obscure the Company’s GAAP results. Instead, the Company has provided the financial forecast in the Proxy Statement solely for the purpose of providing complete disclosure of a historical fact.

However, the Company understands that the Staff may disagree with the Company’s above. In the interest of time, the Company revised its disclosure in response to the Staff’s comments. Please refer to the updated disclosure on pages 79 to 82 of the Amended Proxy Statement.

2012 Projections, page 74

2.	We note your response to prior comments 1 and 10. The first paragraph of this section refers to a “projected financial model of the Company” prepared in March 2012 and also refers to “key projections” provided in May 2012 to the First Round Bidders. Please confirm each of these two references is the 2012 Projections disclosed on page 75. If not, similar to our prior comment 1, please disclose the additional set of projections.

Company Response: In response to the Staff’s comment, the Company hereby confirms that each of the two references in question is the 2012 Projections disclosed on page 75 of the Proxy Statement. The disclosure on page 74 of the Amended Proxy Statement has been revised to clarify this fact.

Assumptions underlying the 2012 Projections, page 75

3.	Similar to the disclosure describing the assumptions underlying the 2013 Projections, please revise this section to include the assumptions in the proxy statement itself.

Company Response: In response to the Staff’s comment, the Proxy Statement has been revised to disclose the assumptions underlying the 2012 Projections. Please refer to the disclosure on page 75 of the Amended Proxy Statement.

*        *        *

The Company appreciates the Staff’s attention to the review of the Filings. Please do not hesitate to contact the undersigned or Andrew Ledbetter of DLA Piper LLP (US), the Company’s outside counsel, at 206-839-4845, if you have any questions regarding the Filings or this letter.

Sincerely,

/s/ Davin A. Mackenzie
Davin A. Mackenzie
Director
AsiaInfo-Linkage, Inc.

cc:	Mr. Steve Zhang (AsiaInfo-Linkage, Inc.)

Mr. Jun (Michael) Wu (AsiaInfo-Linkage, Inc.)

Ms. Shanniang (Deborah) Lv (AsiaInfo-Linkage, Inc.)

Mr. Andrew Ledbetter, Esq. (DLA Piper LLP (US))

Paul Strecker, Esq. (Shearman & Sterling)

Mark J. Lehmkuhler, Esq. (Davis Polk & Wardwell)

Peter X. Huang, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

Gregory D. Puff, Esq. (Akin Gump Strauss Hauer & Feld LLP)

Kathryn King Sudol, Esq. (Simpson Thacher & Bartlett)

Brian Schwarzwalder, Esq. (Ropes & Gray)

Alex Chiang, Esq. (Baker & McKenzie)

Gamal M. Abouali, Esq. (Cleary Gottlieb Steen & Hamilton LLP)

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